LAWLER & ASSOCIATES

a professional law corporation

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. SCOTT LAWLER, ESQ.

      Admitted in California

Monday, October 25, 2004

Via Edgar and Overnight Courier

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   Mr. William C-L Friar – Senior Financial Analyst

Re:

Boomers’ Cultural Development, Inc.

Form SB-2, Amendment No. 1, filed October 6, 2004

File Number 333-118138

Dear Mr. Friar:

This letter shall serve as the formal request of Boomer’s Cultural Development, Inc. that the effective date of the Registration Statement on Form SB-2 identified above be accelerated to be effective as of Friday, October 29, 2004 at 10:00 a.m. Eastern time, or as soon thereafter as is practicable.

Boomer’s Cultural Development, Inc. hereby advises that it is aware of its obligations under the Securities Act of 1933.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.